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Robert Rubens

Member Board Of Directors at R6 Distillery

Naples, Florida Area

Message    **...**

Rubens Distilling & Brewing

 Washington University in St. Louis

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 188 connections

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Experience

Member Board Of Directors

Rubens Distilling & Brewing

Jan 2016 – Present · 3 yrs 1 mo

El Segundo CA

RDB is the first combination beer / spirits production facility with tasting room in Los Angeles and the third in California.

RDB produces on site, from scratch, higher end Non-GMO, organic, locally sourced spirits using a 2,000 litre Kothe still.

RDB caters to higher end accounts and works with corporate spirit architects to custom blend for seasonal menus.... See more

 **RDB Tasting Room**

Captain B757/767



Delta Air Lines

Feb 1976 – Nov 2015 · 39 yrs 10 mos

Minneapolis, MN

*Certified Accident Investigator
•Elected two terms A.L.P.A. Master Executive Council
•Member Crew Compliment Committee – this committee worked successfully to change all Part 121 commercial airline aircraft to a two pilot operation... See more

 **An Honor...**

Owner

2004-2009 BOROWSKI RACE ENTERPRISES Rockdale, IL

2003 – 2010 · 7 yrs

IL

•Introduced F.A.A. Quality Control manufacturing processes to the high performance engine business
•Effectively increased performance and reliability of highly stressed automotive racing engines
•Increased sales of an existing small local business to include out of state and inter... See more

 

1995 – 1998 · 3 yrs
Aurora, IL

•Developed partnership contracts for Irridium predecessor satellite mobile asset tracking/monitoring
•Performed field surveys to qualify customer requirements
•Contracted for and organized asset tracking programs with TRW, Ford, Sea Land, ... See more

Owner

RESEARCH AIR LTD.

1984 – 1995 · 11 yrs
Joliet, IL

•Responsible for the acquisition, leasing, operation and safety of flight of 6 pressurized, multi-engine aircraft used for nationwide personnel transport, flight testing and large parts delivery
•Flight Safety International courses: C 441, C 421, C 340

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Education

Washington University in St. Louis

B.S., B.A., Business Administration and Management, General
1968 – 1973

WASHINGTON UNIVERSITY – OLIN SCHOOL OF BUSINESS St. Louis, MO
Bachelor of Science in Business Administration
•Major in Business Administration - B.S.B.A.
•Minor in Spanish

Culver Military Academy

1964 – 1968
Activities and Societies: * Lancer Platoon * R.O.T.C.

NCA - 14 takeoffs a day school

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Skills & Endorsements

Aircraft · 10

    Endorsed by **Neal Meehan, who is highly skilled at this**

Aviation · 7

    Endorsed by **Neal Meehan, who is highly skilled at this**

Airlines · 6

RP Greene and 5 connections have given endorsements for this skill

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